
March 7, 2011

Randy Hibma
Chief Financial Officer
Genmed Holding Corp.
Rontgenlaan 27
2719 DX Zoetermeer,
The Netherlands, 2719 DX

> **Re: Genmed Holding Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed on April 15, 2010**
> **File No. 000-26607**

Dear Mr. Hibma:

We have reviewed your response letter dated February 11, 2011 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, amending your filing for comments number four and five, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Note G. Impairment of Medical Registration Rights, page F-12

1. We note your response to our prior comment three and we reissue our previous comment. Please tell us what specific assumptions were used including the basis for each assumption. Additionally, please tell us the expected cash flows for each year including fiscal year 2009 and the expected source of the cash flows.

2. Please tell us the following:

    - The date of the Chartered Capital Adviser's (CCA) appraisal summary included in your last response;
    - How you projected the sales of Paracetamol in those markets in the European Community for which Genmed has received authorization to sell, including the growth rate used and how you determined the growth rate;

- Your basis for selecting the highest fair value amount included in the range estimated by CCA; and
- From the date you received approval to commence selling Paracetamol in the European Union to date, total sales generated, including total volume sold.

3.   Please provide us with a copy of the exhibits referenced in the CCA appraisal summary included in your last response, the entire appraisal report, and a copy of the regulatory approval to commence selling Paracetamol in the European Union.

Item 9A(T). Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 26

4.   We note your response to our prior comment five. We note your acknowledgement that you will revise your future filings, however, our comment requested that you amend your filing for our comment. As such we reissue our previous comment. We note that the management of the Company, specifically your Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the your internal control over financial reporting as of December 31, 2009 not pursuant to any established framework as required by Exchange Act Rule 13a-15(c). Please perform an evaluation of the effectiveness of your internal control over financial reporting as of December 31, 2009 using and established framework. Please amend your filing to disclose the framework used and to update your conclusion regarding the effectiveness of your internal control over financial reporting based upon this new evaluation performed using an established framework.

5.   We note your response to our prior comment five. We note your acknowledgement that you will revise your future filings, however, our comment requested that you reconsider your conclusion for the 2009 fiscal year. As such we reissue our previous comment. In addition, please consider whether management's failure to perform its evaluation of internal control over financial reporting using an established framework impacts your conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief